CUSIP No. 449172204	Schedule 13D/A	Page 1 of 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-9600

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449172204	Schedule 13D/A	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,716
	8	SHARED VOTING POWER 1,463,693
	9	SOLE DISPOSITIVE POWER 31,716
	10	SHARED DISPOSITIVE POWER 1,702,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.71%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 449172204	Schedule 13D/A	Page 3 of 4

Part II to Schedule 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by AMR Associates, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on March 10, 2017 (the “Initial Filing”) as amended by Amendment No. 1 filed on February 14, 2018 (collectively, the “Filings”). This Amendment No. 2 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Chairman, President and Chief Executive Officer of the Issuer, at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124, (b) Non-Executive Chairman of NACCO Industries, Inc., a Delaware corporation, at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124 and (c) Non-Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation, at 4421 Waterfront Dr., Glen Allen, Virginia 23060.

Item 5.	Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 31,716 shares of Class B Common, shares the power to vote 1,463,693 shares of Class B Common and shares the power to dispose of 1,702,093 shares of Class B Common. Collectively, the 1,733,809 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 44.71% of the Class B Common outstanding as of December 31, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Effective October 30, 2018, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 26 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 26	Eighth Amendment to Stockholders’ Agreement, dated as of October 30, 2018, by and between the Issuer and the Participating Stockholders (incorporated by reference to Exhibit 26 to the Issuer’s Schedule 13D/A, filed by the Issuer on February 14, 2019, Commission File Number 005-87003).

[Signatures begin on the next page.]

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CUSIP No. 449172204	Schedule 13D/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

AMR ASSOCIATES, L.P.

By:	2012 Helen R. Butler Trust U/A/D June 22, 2012, General Partner

By:	/s/ Helen R. Butler
Helen R. Butler Trustee

REPORTING INDIVIDUALS

/s/ Helen R. Butler
Name:	Helen R. Butler on behalf of herself and as: Attorney-in-Fact for Alfred M. Rankin, Jr.* Attorney-in-Fact for Clara T. Rankin Williams*

*

The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 to the Schedule 13D filed on March 10, 2017, at page 28.